SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                               (AMENDMENT NO. __)*


                             COLORADO MEDTECH, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   19652U 10 4
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                              MICHAEL A. KING, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                 767 5TH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                               SEPTEMBER 10, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX
|_|.

NOTE. SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7(B) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT .

                         (CONTINUED ON FOLLOWING PAGES)

                               (PAGE 1 OF 7 PAGES)

-------------
*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).



NY2:\962445\02\KMML02!.DOC\99980.0025

------------------------------ --------------------------------------------            --------------------------------------------
CUSIP No.                      19652U104                                        13D                           Page 2 of 7 pages
------------------------------ --------------------------------------------            --------------------------------------------
------------ --------------------------------------------------- ------------------------------------------------------------------
  1          NAME OF REPORTING PERSON:                           HEI, INC.
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

------------ ----------------------------------------------------------------------------------------------------- ----------------
  2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                             (A) [_]
                                                                                                                           (B) [_]
------------ ----------------------------------------------------------------------------------------------------------------------
  3          SEC USE ONLY
------------ ----------------------------------------------------------------------------------------------------------------------
  4          SOURCE OF FUNDS*
               WC, OO
------------ ----------------------------------------------------------------------------------------------------------------------
  5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)    [__]
------------ --------------------------------------------------- ------------------------------------------------------------------
  6          CITIZENSHIP OR PLACE OF ORGANIZATION:               MINNESOTA

------------------- ------ ------------------------------------------------ -------------------------------------------------------
  NUMBER OF           7    SOLE VOTING POWER:                               200
   SHARES
                    ------ ------------------------------------------------ -------------------------------------------------------
BENEFICIALLY          8    SHARED VOTING POWER:                             0
  OWNED BY
                    ------ ------------------------------------------------ -------------------------------------------------------
    EACH              9    SOLE DISPOSITIVE POWER:                          1,214,500
  REPORTING
                    ------ ------------------------------------------------ -------------------------------------------------------
 PERSON WITH         10    SHARED DISPOSITIVE POWER:                        0

------------ -------------------------------------------------------------- -------------------------------------------------------
  11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,214,500

------------ ----------------------------------------------------------------------------------------------------- ----------------
  12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                                           [_]

------------ ----------------------------------------------------------------------------------------------------- ----------------
  13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                                     9.9%

------------ --------------------------------------------------- ------------------------------------------------------------------
  14         TYPE OF REPORTING PERSON:                           CO

------------ --------------------------------------------------- ------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER

           This schedule relates to the common stock, no par value, of Colorado MEDtech, Inc., a Colorado corporation ("Colorado MEDtech"). The address of the principal executive office of Colorado MEDtech is 6175 Longbow Drive, Boulder, CO 80301.

ITEM 2.  IDENTITY AND BACKGROUND

           (a)-(f) This Schedule 13D is being filed by HEI, Inc., a Minnesota corporation ("HEI"), pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). HEI's business address is P.O. 5000, 1495 Steiger Lake Lane, Victoria, MN 55386. HEI is engaged in the business of designing and manufacturing ultraminiature microelectronic devices and high technology products incorporating these devices.

           The executive officers and directors of HEI are Anthony J. Fant (Chairman and Chief Executive Officer), Edwin W. Finch, III (Director), David W. Ortlieb (Director), Steve E. Tondera, Jr. (Director, Vice President, Chief Financial Officer, Secretary and Treasurer), Mack V. Traynor, III (Director), Donald R. Reynolds (President and Chief Operating Officer), Tom Goodnow (Vice President of Sales and Marketing) and Stephen K. Petersen (Vice President of Manufacturing).

           Anthony J. Fant has his principal business address at P.O. 5000, 1495 Steiger Lake Lane, Victoria, MN 55386. Mr. Fant's principal occupation is as Chairman and Chief Executive Officer of HEI, and President and Managing Member of Fant Industries, LLC, an umbrella company which from 1986 to the present acquired, built, managed, and sold a number of television and radio stations and various FCC construction permits for such stations. Additionally, among other things, Fant Industries or its affiliates own and operate agricultural operations in Alabama, Louisiana and Texas. Mr. Fant is a citizen of the United States.

           Edwin W. Finch, III has his principal business address at 600 20th Street, North Suite 350 Birmingham, Alabama 35203. Mr. Finch's principal occupation is as President of FHL Capital Corporation, an investment banking and business valuation firm specializing in mergers and acquisitions. Mr. Finch is a citizen of the United States.

           David W. Ortlieb has his principal business address at 2465 Cascades Drive Free Union, Virginia 22940. Mr. Ortieb's principal occupation is as an Independent Management Consultant. Mr. Ortlieb is a citizen of the United States.

           Steve E. Tondera, Jr. has his principal business address at P.O. 5000, 1495 Steiger Lake Lane, Victoria, MN 55386. Mr. Tondera's principal occupation is as Director, Vice President, Chief Financial Officer, Secretary and Treasurer of HEI. Mr. Tondera is a citizen of the United States.

           Mack V. Traynor, III has his principal business address at 4165 Shoreline Drive, Spring Park, MN 55384. Mr. Traynor's principal occupation is as President of Manitou Investments. Mr. Traynor is a citizen of the United States.

           Donald R. Reynolds has his principal business address at P.O. 5000, 1495 Steiger Lake Lane, Victoria, MN 55386. Mr. Reynolds's principal occupation is as President and Chief Operating Officer of HEI. Mr. Reynolds is a citizen of the United States.

           Tom Goodnow has his principal business address at P.O. 5000, 1495 Steiger Lake Lane, Victoria, MN 55386. Mr. Goodnow's principal occupation is as Vice President of Sales and Marketing of HEI. Mr. Goodnow is a citizen of the United States.

           Stephen K. Petersen has his principal business address at P.O. 5000, 1495 Steiger Lake Lane, Victoria, MN 55386. Mr. Petersen's principal occupation is as Vice President of Manufacturing of HEI. Mr. Petersen is a citizen of the United States.

           HEI, and to the best knowledge of HEI, the executive officers and directors of HEI, have not, during the last five years, been convicted in a criminal proceeding and have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which HEI, and to the best knowledge of HEI, the executive officers or directors of HEI, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Pursuant to a Letter Agreement, dated September 10, 2000, between Mr. Fant and HEI, (the "Letter Agreement"), Mr. Fant agreed to sell to HEI and HEI agreed to purchase from Mr. Fant 1,214,300 shares (the "CM Shares") of common stock, no par value, of Colorado MEDtech owned by Mr. Fant, which constitutes all of the shares of common stock of Colorado MEDtech held by him, for an aggregate purchase price of $8,330,775.26, which represents the weighted average price paid by Mr. Fant for the CM Shares. The purchase price for the CM Shares is payable by (a) delivery of 235,000 shares of common stock, $.05 par value per share, of HEI (the "HEI Shares") and (b) the assumption by HEI of $3,072,650.26 of indebtedness of Mr. Fant, which indebtedness was incurred by Mr. Fant in connection with the acquisition of the CM Shares. In addition, HEI will reimburse Mr. Fant for all of Mr. Fant's costs and expenses reasonably related to Mr. Fant's acquisition of the CM Shares prior to August 10, 2000.

           HEI also purchased 200 shares of Colorado MEDtech common stock on the open market on September 8, 2000 with working capital.

ITEM 4.  PURPOSE OF TRANSACTION

           HEI has announced in a press release dated September 11, 2000 that it has made a proposal to Colorado MEDtech that HEI acquire Colorado MEDtech in an exchange offer whereby a newly-formed subsidiary of HEI would offer to acquire all of the outstanding capital stock of Colorado MEDtech, and subsequently merge with Colorado MEDtech. Pursuant to the proposal, Colorado MEDtech shareholders would tender each of their shares for a number of shares of common stock of HEI having a value of $12.00, provided that no more than an aggregate of 8.5 million HEI shares to be issued in the exchange offer and merger.

           The proposal is subject to certain conditions, including but not limited to redemption of Colorado MEDtech's "poison pill," satisfaction of a minimum tender condition and approval of this transaction by the Colorado MEDtech Board of Directors. The transaction would also be subject to receipt of the necessary approvals of HEI shareholders for the issuance of HEI shares in the exchange offer and merger. The complete details of HEI's exchange offer will be set forth in a filing to be made with the Securities and Exchange Commission.

           HEI announced that it has filed a complaint in the United States District Court for the District of Colorado against Colorado MEDtech and Colorado MEDtech's directors. The complaint alleges that certain provisions of Colorado MEDtech's bylaws and "poison pill" illegally limit shareholders' statutory right to hold a special meeting to elect directors. HEI intends to demand a special meeting of shareholders to replace Colorado MEDtech's directors. The complaint seeks a declaration that such bylaw provisions are invalid, void and of no effect, as well as preliminary and permanent injunctive relief barring their enforcement. The complaint also seeks a declaration that the poison pill is invalid, void and of no effect to the extent that it denies shareholders their statutorily guaranteed right under Colorado law to call a special meeting to elect directors, and preliminary and permanent injunctive relief barring application of the poison pill.

           Subject to applicable laws restricting the ability of a person to acquire securities after the announcement of an exchange offer, HEI specifically reserves the right to continue to acquire securities of Colorado MEDtech from time to time in the open market or otherwise and to sell any securities of Colorado MEDtech at any time and from time to time in the open market or otherwise. In addition, subject to applicable laws, HEI specifically reserves the right as a shareholder of Colorado MEDtech to communicate directly or through intermediaries, with Colorado MEDtech's management and security holders and other interested parties relating to the business and affairs of Colorado MEDtech. No agreements, arrangements or understandings exist between HEI and third persons with respect to the foregoing.

           Except as set forth in this Item 4, HEI has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) HEI is the beneficial owner of 1,214,500 shares of Colorado MEDtech common stock, or approximately 9.9% of Colorado MEDtech common stock based on a total of 12,263,423 shares of Colorado MEDtech common stock stated to be outstanding as of April 30, 2000 by Colorado MEDtech in its Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on May 15, 2000.

(b) Upon consummation of the transactions under the Letter Agreement, HEI will have the sole power to vote or direct the vote and dispose or direct the disposition of 1,214,500 shares of Colorado MEDtech common stock described herein.

(c) Transactions in the shares of Colorado MEDtech common stock effected by HEI during the past sixty (60) days are described in Schedule A attached hereto and incorporated herein by reference. All such transactions were effected in the open market on the Nasdaq National Market, except as otherwise noted in Schedule A.

(d) See Item 6.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Pursuant to the Letter Agreement, Mr. Fant and HEI have agreed that if, at any time after the date of the Letter Agreement and prior to the earlier of (a) the consummation of a transaction whereby HEI directly or indirectly gains control of Colorado MEDtech, or (b) the date that is 18 months from September 10, 2000, HEI transfers any or all of the CM Shares to any person, other than an affiliate of HEI, at a price in excess of the purchase price, HEI will pay to Mr. Fant an amount equal to 50% of the aggregate proceeds received by HEI in such transfer in excess of the purchase price, not to exceed $2,446,137. A copy of the Letter Agreement is attached hereto as Exhibit 1, and incorporated herein by reference.

           Except as specified above, the Reporting Person does not have any contract, arrangement, understanding or relationship with any other person with respect to any security of Colorado MEDtech.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   EXHIBIT NO.    DESCRIPTION

         1 Letter Agreement, between HEI, Inc. and Anthony J. Fant, dated September 10, 2000

         2 Letter, dated September 11, 2000, from HEI, Inc. to Colorado MEDtech, Inc.

         3        Press Release, dated September 11, 2000

         4        Press Release, dated September 11, 2000

         5        Press Release, dated September 12, 2000

         6 Letter, dated September 12, 2000, from HEI, Inc. to Colorado MEDtech, Inc.

         7 Letter, dated September 13, 2000, from HEI, Inc. to Colorado MEDtech, Inc.

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 22, 2000


                                       HEI, INC.

                                       By: /s/ Donald R. Reynolds
                                           -----------------------------------
                                           Name: Donald R. Reynolds
                                           Title: President and
                                                  Chief Operating Officer

                                   SCHEDULE A

                     Schedule of Transactions in the Shares

   Name            Date Purchased           No. of Shares       Price Per Share
   ----            --------------           -------------       ---------------
HEI, Inc.              9/8/00                    100                $9.2375
HEI, Inc.              9/8/00                    100                 $8.875
HEI, Inc.(1)          9/10/00                 1,214,300              $6.86















------------------
(1)   Private purchase from Anthony J. Fant.

                                 EXHIBIT INDEX
                                 -------------

    EXHIBIT NO.   DESCRIPTION
    -----------   -----------

         1 Letter Agreement, between HEI, Inc. and Anthony J. Fant, dated September 10, 2000

         2 Letter, dated September 11, 2000, from HEI, Inc. to Colorado MEDtech, Inc.

         3        Press Release, dated September 11, 2000

         4        Press Release, dated September 11, 2000

         5        Press Release, dated September 12, 2000

         6 Letter, dated September 12, 2000, from HEI, Inc. to Colorado MEDtech, Inc.

         7 Letter, dated September 13, 2000, from HEI, Inc. to Colorado MEDtech, Inc.